Exhibit 99.1

Ability Inc. Announces Receipt of Nasdaq Letter

TEL AVIV, ISRAEL, October 16, 2017 / PRNewswire / – Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that on October 11, 2017 it received notification from the Listing Qualifications Department of The Nasdaq Stock Market (the “Staff”) that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2).

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days ended October 10, 2017, the Company no longer meets the minimum bid price requirement. The deficiency notification does not result in the immediate delisting of the Company’s ordinary shares from the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial grace period of 180 calendar days, or until April 9, 2018 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. If, at any time during the Compliance Period, the bid price for the Company’s ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days, the Staff will provide notification to the Company that it complies with the minimum bid price requirement, unless the Staff exercises its discretion to extend this 10 day period requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(F).

If the Company does not regain compliance with the minimum bid price requirement during the Compliance Period, the Company may be afforded an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the minimum bid price deficiency.

If the Company does not regain compliance with the minimum bid price requirement during the Compliance Period and is not eligible for an additional compliance period at that time, the Staff will provide notification to the Company that its ordinary shares may be delisted. The Company would then be entitled to appeal the Staff’s determination to a Nasdaq Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal the delisting determination by the Staff to the Nasdaq Listing Qualifications Panel, such appeal would be successful.

At present, the Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement, which could include effecting a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

MS-IR LLC

Miri Segal

Tel: 917-607-8654

msegal@ms-ir.com